UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 7, 2021

RMR MORTGAGE TRUST

(Exact name of registrant as specified in its charter)

maryland	001-34383	20-4649929
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

Two Newton Place

255 Washington Street, Suite 300

Newton, MA 02458

(Address of principal executive offices, including zip code)

(617) 332-9530
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares of Beneficial Interest	RMRM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

In this Current Report on Form 8-K, the terms “RMRM,” “we,” “us,” and “our” refer to RMR Mortgage Trust.

Item 8.01.    Other Events.

On July 26, 2021, we filed with the United States Securities and Exchange Commission, or the SEC, a definitive joint proxy statement/prospectus, as amended and supplemented from time to time, or the Joint Proxy Statement/Prospectus, with respect to (i) the special meeting of our shareholders to be held on September 17, 2021, at 10:00 a.m., at which our shareholders will be asked to, among other things, approve the issuance of our common shares of beneficial interest as contemplated by the Agreement and Plan of Merger, dated as of April 26, 2021, or the Merger Agreement, by and between RMRM and Tremont Mortgage Trust, or TRMT, pursuant to which, on the terms and subject to the satisfaction or waiver of the conditions thereof, TRMT has agreed to merge with and into RMRM, with RMRM continuing as the surviving entity in the merger, or the Merger, and (ii) the special meeting of TRMT shareholders to be held on September 17, 2021, at 11:00 a.m., at which TRMT shareholders will be asked to, among other things, approve the Merger and the other transactions contemplated by the Merger Agreement to which TRMT is a party.

Eight lawsuits have been filed by purported shareholders of TRMT and RMRM in connection with the Merger. The lawsuits were brought by the plaintiffs individually and are captioned (i) Bishins v. Tremont Mortgage Trust, et al., Case No. 1:21-cv-05435 (S.D.N.Y., filed June 21, 2021), (ii) Lee v. Tremont Mortgage Trust, et al., Case No. 1:21-cv-05618 (S.D.N.Y., filed June 29, 2021), (iii) Merewether v. Tremont Mortgage Trust, et al., Case No. 1:21-cv-13116 (D.N.J., filed June 29, 2021), (iv) Parthenakis v. RMR Mortgage Trust, et al., Case No. 1:21-cv-05694 (S.D.N.Y., filed July 1, 2021), (v) Carlisle v. Tremont Mortgage Trust, et al., Case No. 1:21-cv-0748 (S.D.N.Y., filed September 3, 2021), (vi) Finger v. Tremont Mortgage Trust, et al., Case No. 1:21-cv-07421 (S.D.N.Y., filed September 3, 2021), (vii) Whitfield v. Tremont Mortgage Trust, et al., Case No. 2:21-cv-03970 (S.D.N.Y., filed September 3, 2021), and (viii) Wilson v. Tremont Mortgage Trust, et al., Case No. 1:21-cv-07446 (S.D.N.Y., filed September 6, 2021), each, a complaint, and collectively, the complaints. The Bishins, Lee, Merewether, Carlisle, Finger, Whitfield and Wilson complaints name as defendants TRMT and the TRMT board of trustees. The Bishins and Lee complaints also name RMRM as a defendant. The Parthenakis complaint names as defendants RMRM and the RMRM board of trustees.

We and TRMT continue to believe that all allegations in the complaints are without merit. However, we and TRMT wish to make certain supplemental disclosures related to the Merger and the other transactions contemplated by the Merger Agreement solely for the purpose of mooting the allegations contained in the complaints and avoiding the expense and burden of litigation. Nothing in the supplemental disclosures set forth below shall be deemed an admission of the materiality under applicable law of any of the supplemental disclosures.

Important information concerning the Merger and the other transactions contemplated by the Merger Agreement is set forth in the Joint Proxy Statement/Prospectus. RMRM and TRMT commenced mailing the Joint Proxy Statement/Prospectus to their respective shareholders on or about July 26, 2021. The Joint Proxy Statement/Prospectus is amended and supplemented by, and should be read as part of, and in conjunction with, the information set forth in this Current Report on Form 8-K.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

We and TRMT have agreed to make the following amended and supplemental disclosures to the Joint Proxy Statement/Prospectus. These amended and supplemental disclosures should be read in conjunction with the Joint Proxy Statement/Prospectus, which should be read in its entirety. Page references in the below disclosures are to the Joint Proxy Statement/Prospectus, and defined terms used but not defined herein have the meanings set forth in the Joint Proxy Statement/Prospectus. Without admitting in any way that the disclosures below are material, we and TRMT make the following amended and supplemental disclosures:

1.	The following supplemental disclosure is added at the end of the sixth full paragraph on page 93 of the Joint Proxy Statement/Prospectus under the sub-heading “Background of the Merger and the Other Transactions.”

TRMT and RMRM did not enter into any confidentiality agreement with each other, nor did either TRMT or RMRM enter into any with any third parties in relation to the proposed Merger or the Merger Agreement.

2.	The following supplemental disclosure is added after the second full paragraph on page 100 of the Joint Proxy Statement/Prospectus under the sub-heading “Background of the Merger and the Other Transactions.”

At this same meeting of the RMRM special committee, representatives of Skadden and UBS and the RMRM special committee also discussed whether the Merger Agreement should use a collar mechanism to ensure that the Merger consideration would remain within a range that was reasonable and beneficial to the interests of RMRM shareholders. Following the discussion, the RMRM special committee determined that a collar mechanism with respect to the Merger consideration was not necessary in light of the companies’ familiarity with each other and the substantial similarity of their respective businesses.

3.	The following supplemental disclosure is added at the end of the first full paragraph on page 105 of the Joint Proxy Statement/Prospectus under the sub-heading “Background of the Merger and the Other Transactions.”

Neither RMRM nor TRMT have any employees. The personnel and various services RMRM and TRMT require to operate their businesses are provided to them by TRA pursuant to their respective management agreements, which provide for the day to day management of the companies’ operations by TRA, subject to the oversight and direction of the RMRM and TRMT boards of trustees, respectively. None of the TRMT special committee, TRMT board of trustees, RMRM special committee, or RMRM board of trustees discussed the possibility of RMRM’s entering into any employment agreements with any executives of TRMT that would entitle such executives to severance packages should their employment be terminated under certain circumstances. Nor, prior to execution of the Merger Agreement, did any of the TRMT special committee, TRMT board of trustees, RMRM special committee, or RMRM board of trustees discuss the appointment of directors to the surviving entity in the Merger.

4.	The following supplemental disclosure restates in its entirety the second full paragraph and chart on page 119 of the Joint Proxy Statement/Prospectus, under the sub-heading “RMRM Selected Public Companies Analysis.”

UBS then compared these multiples and yields for the selected Mortgage REITs with corresponding multiples and dividend yields of RMRM derived from the RMRM Projections. The foregoing analysis indicated the following high, low, mean and median multiples and yields for the selected Mortgage REITs, as compared to corresponding implied multiples and dividend yields of RMRM derived from the RMRM Projections:

Selected Companies	Price/Book	Dividend Yield
Mortgage REITs – Mean	0.98x	7.3%
Mortgage REITs – Median	1.00x	7.8%
Mortgage REITs – High	1.49x	9.5%
Mortgage REITs – Low	0.58x	0.0%
Management Estimates	0.67x	4.8%

5.	The following supplemental disclosure restates in its entirety the third paragraph and chart on page 119 of the Joint Proxy Statement/Prospectus under the sub-heading “TRMT Selected Public Companies Analysis.”

UBS then compared these multiples and yields for the selected Mortgage REITs with corresponding multiples and dividend yields of TRMT derived from the TRMT Projections. The foregoing analysis indicated the following high, low, mean and median multiples and yields for the selected Mortgage REITs, as compared to corresponding implied multiples and dividend yields of TRMT derived from the TRMT Projections:

Selected Companies	Price/Book	Dividend Yield
Mortgage REITs – Mean	0.98x	7.3%
Mortgage REITs – Median	1.00x	7.8%
Mortgage REITs – High	1.49x	9.5%
Mortgage REITs – Low	0.58x	0.0%
Management Estimates	0.58x	6.5%

6.	The following supplemental disclosure restates in its entirety the entire disclosure on page 120 of the Joint Proxy Statement/Prospectus under the sub-heading “Selected Precedent Transactions Analysis.”

UBS reviewed publicly available information relating to the following nine selected transactions involving REITs:

Date Announced	Date Closed	Target Name	Acquiror Name
December 2020	March 2021	Anworth Mortgage Asset Corp.	Ready Capital Corporation
November 2018	March 2019	Owens Realty Mortgage	Ready Capital Corporation
May 2018	September 2018	MTGE Investments Corp	Annaly Capital Corporation
April 2018	July 2018	CYS Investments	Two Harbours
April 2016	July 2016	Hatteras Financial Corp.	Annaly Capital Corporation
April 2016	October 2016	ZAIS Financial	Sutherland Asset Management Corp.
March 2016	April 2016	JAVELIN Mortgage Investment Corp	ARMOUR Residential REIT
February 2016	August 2016	Apollo Residential Mortgage	Apollo Commercial Real Estate Finance
January 2013	May 2013	CreXus Investment Corp	Annaly Capital Corporation

UBS reviewed, among other things, premium to price as a percentage and implied price to book value ratio (based on the target’s most recently published book value per share prior to the transaction announcement). Financial data of the selected transactions were based on public filings, research analysts’ consensus estimates and other publicly available information. This analysis indicated the following high, low, mean and median for price premiums and implied price to book ratios:

Selected Precedent Transactions	Premium to Price (%)	Implied Price to Book
Mean	23.3%	0.96x
Median	19.0%	0.96x
High	43.9%	1.10x
Low	8.2%	0.85x

7.	The following supplemental disclosure restates in its entirety the second paragraph on page 120 of the Joint Proxy Statement/Prospectus under the sub-heading “Leveraged Discount Cash Flow Analysis.”

RMRM. UBS performed a dividend discount analysis of RMRM to calculate a range for the implied share price of RMRM. UBS estimated the present value of the distributable cash flows that RMRM was forecasted to generate during the second quarter of RMRM’s fiscal year ending December 31, 2021, through the full fiscal year ending December 31, 2025, based on the RMRM Projections. UBS calculated terminal values for RMRM by applying a range of multiples to RMRM’s Terminal Book Value Per Share of 0.8x to 1.0x as selected by UBS in its professional judgement, and as provided for in the RMRM Projections. The present values (as of March 31, 2021) of the distributable cash flows and terminal values were then calculated using a range of discount rates from 15.0% to 19.0% as selected by UBS in its professional judgement.

8.	The following supplemental disclosure restates in its entirety the third paragraph on page 120 of the Joint Proxy Statement/Prospectus under the sub-heading “Leveraged Discount Cash Flow Analysis.”

TRMT. UBS performed a dividend discount analysis of TRMT to calculate a range for the implied share price of TRMT. UBS estimated the present value of the distributable cash flows that TRMT was forecasted to generate during the second quarter of TRMT’s fiscal year ending December 31, 2021, through the full fiscal year ending December 31, 2025, based on the TRMT Projections. UBS calculated terminal values for TRMT by applying a range of multiples to TRMT’s Terminal Book Value Per Share of 0.8x to 1.0x as selected by UBS in its professional judgement, and as provided for in the TRMT Projections. The present values (as of March 31, 2021) of the distributable cash flows and terminal values were then calculated using a selected range of discount rates from 15.0% to 19.0% as selected by UBS in its professional judgement.

9.	The following supplemental disclosure restates in its entirety the third full paragraph on page 126 of the Joint Proxy Statement/Prospectus, under the heading “Opinion of Financial Advisor to the TRMT Special Committee.”

TRMT. Citi performed a dividend discount analysis of TRMT to calculate the estimated present value of the dividends that TRMT was forecasted to pay during the calendar years ending December 31, 2021 through December 31, 2025 based on the TRMT forecasts. Citi calculated implied terminal values for TRMT by applying to TRMT’s calendar year 2025 estimated book value of equity a range of BVPS multiples of 0.90x to 1.10x, selected based on Citi’s professional judgment and taking into account observed implied BVPS multiples of selected companies in the mortgage REIT sector over time. The present values (as of December 31, 2020) of such dividends and terminal values were then calculated using a selected range of discount rates of 22.2% to 30% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for TRMT of $4.73 to $6.70.

10.	The following supplemental disclosure restates in its entirety the fourth full paragraph on page 126 of the Joint Proxy Statement/Prospectus, under the heading “Opinion of Financial Advisor to the TRMT Special Committee.”

RMRM. Citi performed a dividend discount analysis of RMRM to calculate the estimated present value of the dividends that RMRM was forecasted to pay during the calendar years ending December 31, 2021 through December 31, 2025 based on the RMRM forecasts. Citi calculated implied terminal values for RMRM by applying to RMRM’s calendar year 2025 estimated book value of equity the same selected range of BVPS multiples described above under the heading “— Dividend Discount Analyses — TRMT.” The present values (as of December 31, 2020) of such dividends and terminal values were then calculated using a selected range of discount rates of 17.7% to 25.4% derived from a weighted average cost of capital calculation. This analysis indicated an approximate implied per share equity value reference range for RMRM of $8.73 to $12.93.

11.	The following supplemental disclosure restates in its entirety the table on page 128 of the Joint Proxy Statement/Prospectus under the sub-heading “Selected Precedent Transactions Analysis.”

Announcement Date	Acquiror	Target	Transaction Value ($ in millions)
November 7, 2018	• Ready Capital Corporation	• Owens Realty Mortgage, Inc.	$183
May 2, 2018	• Annaly Capital Management, Inc.	• MTGE Investment Corp.	$900
April 26, 2018	• Two Harbors Investment Corp.	• CYS Investments, Inc.	$1,164
February 27, 2018	• Ocwen Financial Corporation	• PHH Corporation	$360
January 27, 2017	• Home Point Financial Corporation	• Stonegate Mortgage Corporation	$211
April 11, 2016	• Annaly Capital Management, Inc.	• Hatteras Financial Corp.	$1,500
April 7, 2016	• Sutherland Asset Management Corp.	• ZAIS Financial Corp.	$64
March 2, 2016	• ARMOUR Residential REIT, Inc.	• JAVELIN Mortgage Investment Corp.	$85
February 26, 2016	• Apollo Commercial Real Estate Finance, Inc.	• Apollo Residential Mortgage, Inc.	$469
January 31, 2013	• Annaly Capital Management, Inc.	• CreXus Investment Corp.	$872

12.	The following supplemental disclosure restates in its entirety the second bullet point on page 129 of the Joint Proxy Statement/Prospectus under the heading “Certain Additional Information.”

•	the illustrative potential pro forma financial effect of the Merger on TRMT’s calendar year 2022 estimated distributable EPS and BVPS (as of December 31, 2020) based on the TRMT forecasts, the RMRM forecasts and public filings, which indicated that the Merger could be, relative to TRMT on a standalone basis, accretive to TRMT’s calendar year 2022 estimated distributable EPS by approximately 10.8% (after taking into account potential cost savings anticipated by the management of TRMT and RMRM to result from the Merger and excluding transaction costs) and dilutive to TRMT’s BVPS (as of December 31, 2020) by approximately (9.1%) (before taking into account such potential cost savings and including transaction costs anticipated by the management of TRMT and RMRM to be incurred in connection with the Merger);

13.	The following supplemental disclosure restates in its entirety the second paragraph on page 129 of the Joint Proxy Statement/Prospectus under the sub-heading “Miscellaneous.”

As the TRMT special committee was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to TRMT and/or certain of its affiliates and RMR Inc. and/or certain of its affiliates or entities (other than TRMT and RMRM) managed by or that receive business management services from RMR Inc., including through TRA, and/or certain of its affiliates unrelated to the proposed Merger, for which services Citi and its affiliates have received and expect to receive compensation, including, during the approximately two-year period prior to the date of Citi’s opinion, having acted or acting as (i) in the case of TRMT, (A) buyer and lender under a master repurchase agreement regarding certain mortgage loans and other assets of TRMT and (B) joint bookrunning manager for an equity offering of TRMT and (ii) in the case of RMR Inc., (A) financial advisor to certain entities managed by or that receive business management services from RMR Inc. in connection with certain restructuring transactions, (B) joint bookrunning manager for certain equity and debt offerings of RMR Inc. and/or certain entities managed by or that receive business management services from RMR Inc. and (C) joint lead arranger, joint bookrunning manager, syndication agent, collateral agent, administrative agent and/or documentation agent for, and/or as a lender under, certain credit or securitization facilities of certain entities managed by or that receive business management services from RMR Inc., for which services described in clauses (i) and (ii) above Citi and its affiliates received during such approximately two-year period aggregate fees of approximately $0.3 million from TRMT and approximately $37.0 million from RMR Inc. Although Citi and its affiliates have not provided investment banking, commercial banking or other similar financial services to RMRM during the approximately two-year period prior to the date of Citi’s opinion for which Citi and its affiliates received compensation, Citi and its affiliates in the future may provide such services to RMRM and/or its affiliates for which services Citi and its affiliates would expect to receive compensation. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities or financial instruments (including loans and other obligations) of TRMT, RMRM, RMR Inc. and/or their respective affiliates or entities managed by or that receive business management services from RMR Inc. or its affiliates for their own account or for the account of Citi’s customers and, accordingly, may at any time hold a long or short position or otherwise effect transactions in such securities or financial instruments. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with TRMT, RMRM, RMR Inc., entities managed by or that receive business management services from RMR Inc. and/or their respective affiliates.

14.	The following supplemental disclosure is added before the first full paragraph on page 131 of the Joint Proxy Statement/Prospectus.

Reconciliation of Net Income to Distributable Earnings

	Years ending December 31
(amounts in thousands)	2021E	2022E	2023E	2024E	2025E
Net income	$8,620	$15,234	$14,232	$14,186	$14,269
Management incentive fees	-	363	134	69	173
Loan loss provision	-	-	(102)	(125)	235
Distributable Earnings	$8,620	$15,597	$14,263	$14,130	$14,677

15.	The following supplemental disclosure restates in its entirety the financial table on page 131 of the Joint Proxy Statement/Prospectus under the sub-heading “RMRM Standalone Income Statement Projections.”

	Years ending December 31
(amounts in thousands, except per share and share amount data)	2021E	2022E	2023E	2024E	2025E
Income from loans and investments, net	$14,831	$21,923	$20,674	$20,625	$21,259
Net income	$8,620	$15,234	$14,232	$14,186	$14,269
Net income per share – diluted	$0.84	$1.49	$1.40	$1.39	$1.40
Distributable Earnings	$8,620	$15,597	$14,263	$14,130	$14,677
Distributable Earnings per share – diluted	$0.84	$1.53	$1.40	$1.39	$1.44
Weighted average shares outstanding	10,202	10,202	10,202	10,202	10,202

16.	The following supplemental disclosure is added before the second full paragraph on page 134 of the Joint Proxy Statement/Prospectus.

Reconciliation of Net Income to Distributable Earnings

	Years ending December 31
(amounts in thousands)	2021E	2022E	2023E	2024E	2025E
Net income	$7,027	$5,722	$4,143	$4,514	$4,757
Non-cash equity compensation expense	295	431	567	635	635
Management incentive fees	628	100	-	-	-
Loan loss provision	-	-	71	9	17
Distributable Earnings	$7,950	$6,253	$4,781	$5,158	$5,409

17.	The following supplemental disclosure restates in its entirety the financial table on page 134 of the Joint Proxy Statement/Prospectus under the sub-heading “TRMT Standalone Income Statement Projections.”

	Years ending December 31
(amounts in thousands, except per share data and share amount data)	2021E	2022E	2023E	2024E	2025E
Income from loans and investments, net	$12,090	$10,466	$9,066	$9,520	$9,844
Net income	$7,027	$5,722	$4,143	$4,514	$4,757
Net income per share – diluted	$0.85	$0.69	$0.49	$0.53	$0.56
Distributable Earnings	$7,950	$6,253	$4,781	$5,158	$5,409
Distributable Earnings per share – diluted	$0.97	$0.76	$0.57	$0.61	$0.63
Weighted average shares outstanding	8,229	8,280	8,433	8,491	8,549

18.	The following supplemental disclosure is added after the second full paragraph on page 200 of the Joint Proxy Statement/Prospectus under the sub-heading “Trustees and Executive Officers of the Combined Company.”

Neither TRMT nor RMRM has any employees. Neither TRMT, on the one hand, nor RMRM, on the other hand, entered into any employment agreements or held discussions with officers of TRMT regarding employment with the surviving entity in the Merger.

Additional Information about the Merger

In connection with the Merger, RMRM has filed with the Securities and Exchange Commission, or the SEC, a Registration Statement on Form S-4 of which the Joint Proxy Statement/Prospectus and other documents with respect to the Merger, which was declared effective by the SEC on July 26, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

The Joint Proxy Statement/Prospectus has been mailed to RMRM’s and TRMT’s shareholders. Shareholders may obtain free copies of the Registration Statement on Form S-4, the Joint Proxy Statement/Prospectus and any other relevant documents filed or to be filed with the SEC at the SEC’s website at www.sec.gov. In addition, shareholders may obtain free copies of RMRM’s filings with the SEC from RMRM’s website at www.rmrmortgagetrust.com or TRMT’s filings with the SEC from TRMT’s website at www.trmtreit.com.

Participants in the Solicitation Relating to the Merger

RMRM, TRMT and their respective trustees and executive officers, and Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc. and certain of their respective directors, officers and employees, may be deemed to be participants in the solicitation of proxies from RMRM and TRMT shareholders in respect of the Merger and the other transactions contemplated by the Merger Agreement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of RMRM’s and TRMT’s shareholders in connection with the Merger and the other transactions contemplated by the Merger Agreement is set forth in the Joint Proxy Statement/Prospectus. Information regarding RMRM’s trustees and executive officers and TRMT’s trustees and executive officers can be found in RMRM’s and TRMT’s respective definitive proxy statement for its 2021 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from RMRM or TRMT, as applicable, using the sources indicated above.

Warning Concerning Forward-Looking Statements

This Current Report on Form 8-K contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever we use words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, we are making forward-looking statements. These forward-looking statements are based upon our present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by our forward-looking statements as a result of various factors. Forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. For example:

•	This Current Report on Form 8-K states that we and TRMT believe that the allegations contained in the complaints are without merit. Nonetheless, litigation may be distracting to our management and expensive, and this distraction and expense may continue.

•	As previously announced, the Merger is expected to close on or about September 30, 2021, subject to the satisfaction or waiver of conditions, including the receipt of requisite approvals by RMRM’s and TRMT’s shareholders. We cannot be sure that these conditions will be satisfied or waived. Accordingly, the Merger may not close by September 30, 2021 or at all, or the terms of the Merger may change.

The information contained in our filings with the SEC, including under “Risk Factors” in our periodic reports or incorporated therein, identifies other important factors that could cause our actual results to differ materially from those stated in or implied by our forward-looking statements. Our filings with the SEC are available on the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, we do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RMR MORTGAGE TRUST

By:	/s/ G. Douglas Lanois
Name:	G. Douglas Lanois
Title:	Chief Financial Officer and Treasurer

Date: September 7, 2021